Exhibit 99.2

Hywin Holdings Ltd. to Hold Extraordinary General Meeting on July 17, 2024

SHANGHAI, June 28, 2024 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. (“Hywin”, or the "Company") (NASDAQ: HYW), today announced that an extraordinary general meeting (the "EGM") of the Company will be held at Meeting Room 15B, Level 15, AIA Central, No.1 Connaught Road Central, Central, Hong Kong on Wednesday, July 17, at 10:00 a.m., Hong Kong Time (or 10:00 p.m. Tuesday, July 16, 2024, New York Time).

Copies of the notice of the EGM, which sets forth the resolutions to be submitted for shareholder approval at the EGM, along with the form of proxy and form of voting card for American Depositary Shares (the “ADSs”) are available on the Company’s investor relations website at https://ir.hywinwealth.com.

Holders of record of the Company’s ordinary shares (the “Ordinary Shares”), as of the close of business on Thursday, June 20, 2024, Hong Kong Time, will be eligible to attend and vote at the EGM. Holders of record of the Company’s ADSs as of the close of business on Thursday, June 20, 2024, New York Time, who wish to exercise their voting rights for the underlying Ordinary Shares must give voting instructions to and act through Deutsche Bank Trust Company Americas, the depositary of the ADSs.

About Hywin Holdings Ltd.

Hywin Holdings Limited, to be renamed Santech Holdings Limited, is a consumer-focused technology company. The Company historically served a large number of high net-worth clients in China in financial services and health management, and accumulated a large customer base. The Company has exited or disposed of its historical businesses in financial services and is actively exploring innovative new opportunities in technology, including but not limited to new retail, social e-commerce and metaverse. For more information, please visit https://ir.hywinwealth.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Hywin Holdings Ltd.

Email: ir@hywinwealth.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: HywinPR@icrinc.com